                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)(1)



                                VIXEL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)





                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    928552108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                          Rule 13d-1(b)
                  ------

                          Rule 13d-1(c)
                  ------

                   [X]    Rule 13d-1(d)
                  -----


------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                            -----------------------------------
CUSIP No. 928552108                                 Page 2 of 11 Pages
                                            -----------------------------------

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          HERB ALPERT
          ###-##-####
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                    (b) [ ]

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3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
        NUMBER
          OF                    1,985,013
        SHARES           -------------------------------------------------------
     BENEFICIALLY        6.    SHARED VOTING POWER
        OWNED
          BY                    -0-
         EACH            ------------------------------------------------------
      REPORTING          7.    SOLE DISPOSITIVE POWER
     PERSON WITH
                                1,985,013
                         ------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,985,013

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.9%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

       INDIVIDUAL
--------------------------------------------------------------------------------

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CUSIP No. 928552108                                 Page 3 of 11 Pages
                                            -----------------------------------

ITEM 1(A).          NAME OF ISSUER:

                    Vixel Corporation

ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    11911 North Creek Parkway South
                    Bothell, Washington 98011

ITEM 2(A).          NAME OF PERSON FILING:
                    Herb Alpert

ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    1414 6th St.
                    Santa Monica, CA 90401

ITEM 2(C).          CITIZENSHIP:
                    United States

ITEM 2(D).          TITLE OF CLASS OF SECURITIES:
                    Common

ITEM 2(E).          CUSIP NUMBER:
                    928552108

ITEM 4(A).          AMOUNT BENEFICIALLY OWNED:
                    1,985,013*

ITEM 4(B).          PERCENT OF CLASS:
                    7.9%

ITEM 4(C).          NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                    (i)     Sole power to vote or to direct the vote 1,985,013

                    (ii)    Shared power to vote or to direct the vote -0-

                    (iii) Sole power to dispose or to direct the disposition of 1,985,013

                    (iv) Shared power to dispose or to direct the disposition of -0-

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CUSIP No. 928552108                                 Page 4 of 11 Pages
                                            -----------------------------------


ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     N/A

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                       PERSON.

                     N/A

*DOES NOT INCLUDE SHARES IN THREE GRANTOR RESERVED ANNUITY TRUSTS WHICH HAVE NOT REVERTED TO GRANTOR AT THIS TIME.


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CUSIP No. 928552108                                 Page 5 of 11 Pages
                                            -----------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.


Date: February 10, 2003                   /s/ HERB ALPERT by Werner F. Wolfen
                                          -----------------------------------
                                          Herb Alpert by Werner F. Wolfen
                                          Attorney-in-Fact pursuant to a
                                          Durable Power of Attorney-
                                          General filed as Exhibit 1 hereto



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                                            -----------------------------------
CUSIP No. 928552108                                 Page 6 of 11 Pages
                                            -----------------------------------

RECORDING REQUESTED BY AND
WHEN RECORDED MAIL TO:

Irell & Manella LLP
Suite 900
1800 Avenue of the Stars
Los Angeles, California 90067-4276

Attn:  Paul N. Frimmer, Esq.

--------------------------------------------------------------------------------
                   (Space Above This Line for Recorder's Use)


                       DURABLE POWER OF ATTORNEY - GENERAL

                   WARNING TO PERSON EXECUTING THIS DOCUMENT:


     This is an important legal document. It creates a General Durable Power of Attorney. Before executing this document, you should know these important facts:

     1. This document may provide the person you designate as your attorney in fact with broad powers to manage, dispose of, sell, and convey your real and personal property, and to borrow money using your property as security for the loan.

     2. These powers will exist for an indefinite period of time unless you limit their duration in this document. These powers will continue to exist notwithstanding your subsequent disability or incapacity.

     3. You have the right to revoke or terminate this General Durable Power of Attorney at any time.

     I, HERB ALPERT, hereby appoint WERNER F. WOLFEN and/or DAVID A. ALPERT and/or PAUL N. FRIMMER, acting separately, as my true and lawful Attorneys to hold the powers described in this instrument.

     I. My Attorney shall have full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done as I might or could do if personally present, hereby ratifying all that my Attorney shall lawfully do or cause to be done, including but not limited to the following powers



                                   Exhibit 1

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                                            -----------------------------------
CUSIP No. 928552108                                 Page 7 of 11 Pages
                                            -----------------------------------


HERB ALPERT

Durable Power of Attorney - General
Page 2 of 6

and authorities. The powers and authorities hereby conferred upon my Attorney shall be applicable to all real and personal property or interests therein now owned or hereafter acquired by me and wherever situated.

          (a) To ask, demand, sue for, recover, collect and receive each and every sum of money, debt, account, legacy, bequest, interest, dividend, annuity and demand (which now is or hereafter shall become due, owing or payable) belonging to or claimed by me, and to use and take any lawful means for the recovery thereof by legal process or otherwise, and to execute and deliver a satisfaction or release therefor, together with the right and power to compromise or compound any claim or demand.

          (b) To exercise any or all of the following powers as to real property, any interest therein and/or any building thereon: To contract for, purchase, receive and take possession thereof and of evidence of title thereto; to lease the same for any term or purpose, including leases for business, residence, and oil and/or mineral development; to sell, exchange, grant or convey the same with or without warranty; and to mortgage, transfer in trust, or otherwise encumber or hypothecate the same to secure payment of a negotiable or nonnegotiable note or performance of any obligation or agreement.

          (c) To exercise any or all of the following powers as to all kinds of personal property and goods, wares and merchandise, choses in action and other property in possession or in action: To contract for, buy, sell, exchange, transfer and in any legal manner deal in and with the same; and to mortgage, transfer in trust, or otherwise encumber or hypothecate the same to secure payment of a negotiable or non-negotiable note or performance of any obligation or agreement.

          (d) To borrow money and to execute and deliver negotiable or non-negotiable notes therefor with or without security; and to loan money and receive payments or non-negotiable notes therefor with such security as he/she shall deem proper.

          (e) To create, amend, supplement and terminate any trust and to instruct and advise the trustee of any trust wherein I am or may be trustor or beneficiary; to represent and vote stock, exercise stock rights, accept and deal with any dividend, distribution or bonus, join in any corporate financing, reorganization, merger, liquidation, consolidation or other action and the extension, compromise, conversion, adjustment, enforcement or foreclosure, singly or in conjunction with

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                                            -----------------------------------
CUSIP No. 928552108                                 Page 8 of 11 Pages
                                            -----------------------------------


HERB ALPERT
Durable Power of Attorney - General
Page 3 of 6

others of any corporate stock, bond, note, debenture or other security; to compound, compromise, adjust, settle and satisfy any obligation, secured or unsecured, owing by or to me and to give or accept any property and/or money whether or not equal to or less in value than the amount owing in payment, settlement or satisfaction thereof.

          (f) To transact business of any kind or class and as my act and deed to sign, execute, acknowledge and deliver any deed, lease, assignment of lease, covenant, indenture, indemnity, agreement, mortgage, deed of trust, assignment of mortgage or of the beneficial interest under deed of trust, extension or renewal of any obligation, subordination or waiver of priority, hypothecation, bottomry, charter-party, bill of lading, bill of sale, bill, bond, note (whether negotiable or non-negotiable), receipt, evidence of debt, full or partial release or satisfaction of mortgage, judgment and other debt, request for partial or full reconveyance of deed of trust and such other instruments in writing or any kind or class as may be necessary or proper in the premises.

          (g) To sign and deliver a valid disclaimer.

          (h) To make such gifts to my spouse and my issue as may qualify for the federal gift tax annual exclusion in effect from time to time. However, any such gift to an Attorney then acting hereunder shall be limited to the amount referred to in Section 2041(b)(2) of the Internal Revenue Code.

          (i) To make gifts to such religious, charitable, scientific, educational or other organizations which shall qualify under Sections 501(c)(3) and 2522 of the Internal Revenue Code and which shall have been listed as a donee on a federal income tax return filed by me within a period of five years preceding the making of such gift, in annual amounts which do not exceed the highest amount for each such respective organization listed on such tax return.

          (j) To create and fund a trust which is revocable by me (or by the Attorney acting hereunder from time to time) during my lifetime and which becomes irrevocable at my death, for my principal benefit during my lifetime, and subject at my death to terms which are substantially similar to the provisions of my latest will, codicils and revocable trust.

          (k) To pay the normal living expenses (including without limitation taxes, insurance premiums, the expenses of medical, nursing or convalescent care) of any person whom I was supporting in whole or in part within all or any part of the

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                                            -----------------------------------
CUSIP No. 928552108                                 Page 9 of 11 Pages
                                            -----------------------------------


HERB ALPERT
Durable Power of Attorney - General
Page 4 of 6

three-year period preceding the expenditure made by the Attorney acting hereunder from time to time.

          (l) In my name and on my behalf, to make, verify and compromise income or other tax returns, claims for refund, requests for extension of time, consents, petitions to the Tax Court or other courts regarding tax matters and any and all other tax related documents; to act on my behalf in all tax matters before all officers of any state revenue agency or of the federal Internal Revenue Service and to cause me to be represented in any and all such proceedings.

          (m) To employ and pay for legal, accounting and financial counsel.

     II. My Attorney is empowered to determine in his/her sole discretion the time when, purpose for and manner in which any power herein conferred upon him/her shall be exercised, and the conditions, provisions and covenants of any instrument or document which may be executed by him/her pursuant hereto; and in the acquisition or disposition of real or personal property, my Attorney shall have exclusive power to fix the terms thereof for cash, credit and/or property, and if on credit with or without security.

     III. When the context so requires, the masculine gender includes the feminine and/or neuter, and the singular number includes the plural.

     IV. Notwithstanding the foregoing, the Attorney shall not have the power to exercise any incident of ownership over any life insurance owned by me on the life of any Attorney acting hereunder from time to time.

     V. Any promissory notes, bills of exchange, drafts, other obligations, agreements, stock powers, instruments and documents, signed, endorsed, drawn, accepted, made, executed or delivered by the Attorney acting hereunder from time to time shall bind me and my distributees, legal representatives, successors and assigns.

     VI. This instrument can be revoked only by (1) an instrument acknowledged before a notary public which either (a) revokes all previously executed powers of attorney (other than any durable power of attorney for health care or its equivalent) or (b) revokes this power by referring to it specifically or by (2) the receipt of written notice or actual knowledge of its revocation by the Attorney then acting hereunder.

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                                            -----------------------------------
CUSIP No. 928552108                                 Page 10 of 11 Pages
                                            -----------------------------------


HERB ALPERT
Durable Power of Attorney - General
Page 5 of 6

     VII. To induce any bank, broker, transfer agent or other party ("Such Party") to act in accordance with the powers granted in this General Durable Power of Attorney, (1) I hereby agree that if this General Durable Power of Attorney is terminated by any means, I and my distributees, legal representatives, successors and assigns will hold Such Party harmless from any loss suffered or liability incurred by Such Party in acting in accordance with this General Durable Power of Attorney prior to Such Party's receipt of written notice of any such termination; and (2) Such Party is hereby relieved of any responsibility to inquire into the nature or motivation of any transaction entered into by the Attorney acting hereunder from time to time, and I and my distributees, legal representatives, successors and assigns will hold Such Party harmless from any loss suffered or liability incurred by it in acting in accordance with this General Durable Power of Attorney as a result of any transaction which may be found to be outside of the powers granted herein to any such Attorney.

     This General Durable Power of Attorney is created pursuant to California Probate Code Section 4000 et seq., is executed after consultation with the law firm of Irell & Manella LLP, and shall not be affected by any disability or

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CUSIP No. 928552108                                 Page 11 of 11 Pages
                                            -----------------------------------

HERB ALPERT
Durable Power of Attorney - General
Page 5 of 6


incapacity which I may suffer at any future time or times, whether or not same shall be adjudicated by any court. This General Durable Power of Attorney shall remain effective after such disability or incapacity occurs.

     Executed on September 9, 1998, at Los Angeles, California.


                                       /s/ HERB ALPERT
                                       -------------------------------
                                        Herb Alpert



STATE OF CALIFORNIA        )
                           ) ss.
COUNTY OF LOS ANGELES      )

     On September 9, 1998, before me Virginia H. St. Jean personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.


/s/ VIRGINIA H. ST. JEAN
-----------------------------
Notary Public


                                                   [SEAL]